

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 14, 2016

Via E-mail
Robert R. Kaplan
Director and Secretary
HC Government Realty Trust, Inc.
1819 Main Street
Suite 212
Sarasota, Florida 34236

> **Re:** **HC Government Realty Trust, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 15, 2016**
> **File No. 024-10563**

Dear Mr. Kaplan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you intend to elect to be taxed as a REIT and that you have not identified all of the specific assets that you will acquire with the proceeds raised in this offering. We also note your disclosure on page 3 that your Manager has "[c]onsiderable experience in developing, financing, owning, managing, and leasing Class A office properties, including federal government-leased properties across the U.S. (over 110 years of collective experience and $4.6 billion in commercial real estate transactions, and approximately $3 billion of GSA Properties and other government leased assets)." Please

revise to balance your disclosure with a discussion of any material historical adverse business developments that your Manager and its affiliates have experienced.

Part II – Offering Circular

Cover Page

2. Please revise your offering circular cover page to briefly identify the most significant risk factors involved in the purchase of the common shares. Refer to Item 1.D. of Industry Guide 5. See also Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

3. We note your disclosure in footnote 1 to the use of proceeds table on page 40 that you are responsible for certain expenses related to the offering. Please include a footnote to the table on the cover page describing the amount of such expenses that will be borne by you. Please see Instruction 6 to Item 1(e) of Part II of Form 1-A.

Summary

Our Initial Portfolio, page 5

4. We note that footnote 3 to your Initial Portfolio table appears to be missing. Please include footnote 3 in your next amendment.

Compensation to Our Manager, page 7

5. Please revise your presentation of compensation to your Manager and its affiliates to provide the tabular summary and information required by Item 4. of Industry Guide 5, including the stage of your offering the compensation relates to and estimated fees, profits and other benefits assuming the maximum amount is raised and assuming you utilize your target leverage. With respect to your property management fee, please provide a description of how "market-standard property management fees" are calculated in order for investors to have a general idea of how such fees are computed. For instance, if property management fees are computed based upon a percentage of rent, please state that. See also our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

Distribution Policy, page 9

6. We note your disclosure that you intend to target an initial annual dividend on common stock of $0.55 per share. Please explain to us how you arrived at the conclusion that you would be able to support that initial dividend rate. In your response, tell us whether the company has any dividend or distribution paying history and if so the amount of such dividends or distributions on an annual basis. Finally, please revise your disclosure to

include a distribution table that provides detailed support for your initial dividend rate. This distribution table should reconcile to your pro forma net earnings for the twelve month period ending at the date of the most recent interim financial statements included in your filing.

Risk Factors

Risks Related to our Management and Relationships with our Manager

Termination of our Management Agreement, even for poor performance, could… page 16

7. Please revise this risk factor to also clarify that your manager will receive a termination fee under the property management agreement.

Risks Related to Conflicts of Interest

Any sale by Holmwood or members of our senior management team…, page 24

8. We note your disclosure that upon completion of this offering and your formation transactions, Holmwood and members of your senior management team will collectively own 28.44% of the outstanding shares of your common stock on a fully-diluted basis. Please disclose throughout, if true, that this amount assumes the sale of the maximum number shares being offered. Please also clarify the number of additional shares of equity that may be issued in fees, such as the acquisition fee.

We may have conflicts of interest with our Manager and other affiliates…, page 24

9. We note your disclosure regarding conflicts arising out of allocation of personnel to your activities and allocation of investment opportunities between you and investment vehicles affiliated with your Manager. Please revise your disclosure to discuss all other commitments of senior management.

Dilution, page 36

10. Please describe the dilution to common stockholders that arises from the acquisition fee payable under your Management Agreement or advise us as to why such disclosure is not required. Please see Item 4 of Part II of Form 1-A.

Plan of Distribution

Escrow, page 38

11. We note your disclosure on page 38 that the final closing will occur whenever you have reached the maximum offering amount. We also note that on the cover page of your

offering circular you state that if the minimum offering amount is reached, the offering will terminate on a certain date that could be prior to the date that the maximum offering amount is reached. Please revise your disclosure to reconcile this apparent discrepancy.

Use of Proceeds, page 40

12. We note that proceeds from the offering will be used to discharge the Citizen's Loan. Please describe the use of proceeds arising from this loan. Please see Instruction 6 to Item 6 of Part II of Form 1-A.

Description of Our Business, page 41

13. Please disclose your average effective annual rental per square foot for your initial portfolio. Please also provide a schedule of lease expirations and explain the impact of potential early lease terminations. Refer to Item 15 of Form S-11 as a guide.

Compensation of Directors and Executive Officers

Executive Officer Compensation, page 61

14. We note your disclosure that your Manager will receive fees for services related to the investment and management of your assets. Please disclose whether any portion of these fees will be allocated to the payment of executive officers. Please also confirm that you will not reimburse your Manager for personnel costs of its executive officers or employees of your Manager serving as your executive officers, including pursuant to Section 7(b)(iv) of the Management Agreement. We note that Item 11 of Form 1-A requires disclosure of all proposed compensation to be paid to individuals in their capacities as executive officers or directors.

Policies With Respect to Certain Activities, page 69

15. Please revise your disclosure here to provide a description of your Investment Guidelines as described in Exhibit A to your Management Agreement.

16. We note your disclosure that your Investment Policies can be amended by your Board of Directors or your Manager. Please disclose which entity (i.e. your Board of Directors or Manager) has the final legal authority to amend the Investment Policies.

Interest of Management and Others in Certain Transactions

Contribution Transactions, page 72

17. Please disclose the cost to Holmwood of each of the Contribution Properties that were acquired within the prior two years or advise us as to why such disclosure is not necessary. Please see Instruction 6 to Item 13(a) of Form 1-A.

18. Please also expand your disclosure in this section to break out what consideration and benefits each related entity and individual will receive in connection with the formation transactions and offering, what they will contribute in the transaction, and how this was valued.

Securities Being Offered

Preferred Stock

Series A Preferred Stock, page 76

19. Please describe any restriction on the repurchase or redemption of the Series A Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments. Please see Item 14(a)(3) of Part II of Form 1-A.

Part F/S

Unaudited Pro Forma Condensed Combined Financial Information, pages F-1 to F-4

Notes to the unaudited pro forma condensed combined statement of operations

20. We note your disclosure in Note (a) related to the contributed properties. It appears that you have based the statement of operations related to the contributed properties on the historical Holmwood audited financial statements, but that you have made further adjustment for the three properties Holmwood purchased during 2015. Please show this adjustment separate from the historical amounts in your amended filing.

21. We note your disclosure in Note (a) related to the owned properties. You have disclosed that you have based the statement of operations related to the owned properties on the previous seller's operating results. Please tell us why this is appropriate and explain why such operating results are different from the audited operating expenses on page F-34.

22. We note that you have no amounts for adjustments (b), (c), (d), (e) and (g). Please confirm if these amounts will be provided in an amended filing.

Part III – Exhibits

Exhibit Index

23. We note that in Item 4 of Part I you state that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to your offering statement. Please see Item 17(13) of Part III of Form 1-A.

24. We note from your Exhibit Index that Exhibit 6.11 was filed with your offering statement, but we were unable to locate it. Please include this exhibit with your next filing.

Exhibit 6.4

25. We note that certain information in Exhibit B appears to have been omitted and that Exhibits E and F appear to have been omitted. Please include the omitted information with your next filing or advise us as to why you believe including such information is not required. Please see Item 17(6) of Part III of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: T. Rhys James, Esq. (via E-mail)
        Kaplan Voekler Cunningham & Frank PLC